FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

 Publication of GlaxoSmithKline plc's
Annual Report 2010

Today, 2 March 2011, GlaxoSmithKline plc published on the Company's website, www.gsk.com/corporatereporting, its Annual Report in respect of the year ended 31 December 2010.

A hard copy version of the 2010 Annual Report, together with the Notice of Annual General Meeting will be sent to those shareholders who have elected to continue to receive paper communications and will be submitted to the UK Listing Authority on or about 21 March 2011.  Shareholders who have not elected to continue to receive paper communications will be sent a 2010 Review notifying them of the availability of these documents on the Company's website.

In accordance with the requirements of Rule 4.1 of the Disclosure and Transparency Rules of the UK Financial Services Authority which applies in respect of accounting periods commencing after 20 January 2007, Appendix A to this announcement contains a description of the principal risks and uncertainties affecting the Group and a responsibility statement.

The unaudited Preliminary Results for the year ended 31 December 2010 were announced on 3 February 2011.

Appendix B to this announcement contains the consolidated Balance Sheet at 31st December 2010 and Cash Flow Statement for the year ended 31st December 2010 and an explanatory note regarding two reclassifications to the consolidated Balance Sheet and Cash Flow Statement included in the unaudited Preliminary Results.

V A Whyte
Company Secretary
2 March 2011

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in Appendix A of this announcement.

Brand names
Brand names appearing in italics throughout this announcement are trademarks either owned by and/or licensed to GlaxoSmithKline or associated companies.

APPENDIX A

(i) Principal risks and uncertainties

There are risks and uncertainties relevant to the Group's business, financial condition and results of operations that may affect the Group's performance and ability to achieve its objectives. The factors below are among those that the Group believes could cause its actual results to differ materially from expected and historical results. There are other risks and uncertainties that may affect the Group's performance and ability to achieve its objectives that are not currently known to the Group, or which are deemed immaterial.

The Group reviews and assesses significant risks on a regular basis and has implemented an oversight programme to help ensure that there is a system of internal control in place. This system includes policies and procedures, communication and training programmes, supervision and monitoring and processes for escalating issues to the appropriate level of senior management. Such a system helps facilitate the Group's ability to respond appropriately to risks and to achieve Group objectives and helps ensure compliance with applicable laws, regulations and internal policies.

It is not possible, however, for the Group to implement controls to respond to all the risks that it may face, and there can be no assurance that the steps the Group has taken to address certain risks will manage these risks effectively or at all. The six principal risks that might affect GSK's business are broken down in the following areas:

Risk that R&D will not deliver commercially successful new products

The Group operates in highly competitive markets. In the pharmaceuticals and vaccines businesses, it faces competition from both proprietary products of large international manufacturers and from producers of generic pharmaceuticals. Significant product innovations, technical advances or the intensification of price competition by competitors may materially and adversely affect the Group's financial results. The Group cannot always predict the timing or impact of competitive products or their potential impact on sales of the Group's products. In light of the competitive environment in which the Group operates, continued development of commercially viable new products as well as the development of additional uses for existing products is critical to the Group's ability to replace sales of older products that decline upon expiration of exclusive rights, and to increase overall sales.

Developing new products is a costly, lengthy and uncertain process. A new product candidate can fail at any stage of the development process, and one or more late stage product candidates could fail to receive regulatory approval.

New product candidates may appear promising in development but, after significant investment of Group economic and human resources, may fail to reach the market or have only limited commercial success. This, for example, could be as a result of efficacy or safety concerns, an inability to obtain necessary regulatory approvals, difficulty manufacturing or excessive manufacturing costs, erosion of patent terms as a result of a lengthy development period, infringement of patents or other intellectual property rights of others or an inability to differentiate the product adequately from those with which it competes. Furthermore, health authorities such as the US FDA, the European Medicines Agency and the Japan Pharmaceuticals and Medicines Device Agency have increased their focus on safety and product differentiation when assessing the benefit/risk balance of drugs, which has made it more difficult for pharmaceutical products to gain regulatory approval.

There is also increasing pressure on healthcare budgets as the average age of the population in developed markets increases and the absolute population in developing markets grows. Payers have therefore increasingly demanded greater incremental benefit from drugs before agreeing to reimburse suppliers at prices suppliers consider appropriate. A failure to develop commercially successful products or develop additional uses for existing products for any of these reasons could materially and adversely affect the Group's financial results.

Intellectual property protection

Competition from generic manufacturers

The Group faces intense competition from manufacturers of generic pharmaceutical products in all of its major markets. Generic products often enter the market upon expiration of patents or data exclusivity periods for the Group's products. Introduction of generic products, particularly in the USA where the Group has its highest turnover and margins, typically leads to a dramatic loss of sales and reduces the Group's revenues and margins for its proprietary products. The Group had eleven pharmaceutical products with over £500 million in annual global sales in 2010. Among these products are Augmentin, Lamictal IR, Ventolin, and Valtrex for which there is generic competition in the USA and certain markets in Europe. In addition the timing and impact of entry for a follow-on product to Seretide/Advair that contains the same active ingredients is uncertain.

Generic drug manufacturers have also exhibited a readiness to market generic versions of many of the Group's most important products prior to the expiration of the Group's patents. Efforts may involve challenges to the validity or enforceability of a patent or assertions that their generic product does not infringe the Group's patents. If the Group is not successful in defending an attack on its patents and maintaining exclusive rights to market one or more of its major products, particularly in the USA and Europe, the Group's financial results would be adversely affected.

Potential changes in intellectual property laws and regulations

Proposals to change existing patent and data exclusivity laws and regulations in major markets in which the Group sells its products are a continuing feature of the political process in those countries. These include proposals that could have the effect of making prosecution of patents for new products more difficult and time consuming or that could adversely affect the exclusivity period for the Group's products, including biological products. Should such proposals be enacted, they may materially and adversely affect the Group's financial results. For example, in 2010, as part of the comprehensive healthcare reform in the USA, new regulations for follow-on biologics were introduced that allow a sufficiently similar biologic to be able to rely on an innovator's approval following a 12-year data exclusivity period. In addition, the current administration in the USA has proposed reducing from 12 years to seven the period of time pharmaceutical companies may keep their products exclusive of generic competition.

Weakness of intellectual property protection in certain countries

In some of the countries in which the Group operates, patent protection may be significantly weaker than in the USA or the European Union. Some developing countries have reduced, or threatened to reduce, effective patent protection for pharmaceutical products generally, or in particular therapeutic areas, to facilitate early competition within their markets from generic manufacturers. Any loss of patent protection, including reducing the scope of patent rights or compulsory licensing (in which a government forces a manufacturer to license its intellectual property to a competitor), could materially and adversely affect the Group's financial results in those markets. Absence of adequate patent protection could limit the opportunity to rely on such markets for future sales growth for the Group's products.

Risk of substantial adverse outcome of litigation and government investigations

Unfavourable resolution of proceedings and governmental investigations currently involving the Group which, if proven, could give rise to civil and / or criminal liabilities and similar future proceedings or investigations, may have a material adverse effect on the Group's financial condition and results of operations. The Group has made material provisions in 2010 and prior years related to such legal proceedings and investigations, which reduced its earnings.

In the future, the Group may also make additional significant provisions related to legal proceedings and investigations which would reduce its earnings. In many cases, the Group believes that it is the practice of the plaintiff bar to claim damages in amounts that bear no reasonable relationship to the underlying harm allegedly caused by the Group's products or its actions. Accordingly, it may be potentially misleading for the Group to quantify, based on the amount of damages claimed, its potential exposure to claims, proceedings and investigations.

Recent insurance loss experience, including pharmaceutical product liability exposures, has increased the cost of, and reduced the capacity of insurers to provide coverage for pharmaceutical companies generally, including the Group.

In order to contain insurance costs in recent years, the Group has continued to adjust its coverage profile, accepting a greater degree of un-insured exposure in some areas, and a lesser degree in others, in order to optimise the value of insurance markets. In addition, where claims are made under insurance policies, insurers regularly reserve the right to deny coverage on various grounds.

Product liability litigation

Pre-clinical and clinical trials are conducted during the development of potential products to determine the safety and efficacy of products for use by humans following approval by regulatory authorities. Notwithstanding the efforts the Group makes to determine the safety of its products through regulated clinical trials, unanticipated side effects may become evident only when drugs and vaccines are introduced into the marketplace.

In other instances, third parties may perform analyses of published clinical trial results which, although not necessarily accurate or meaningful, may raise questions regarding the safety of pharmaceutical products which may be publicised by the media and may result in product liability claims. The Group is currently a defendant in a number of product liability lawsuits, including class actions, that involve substantial claims for damages related to the Group's pharmaceutical products. Litigation, particularly in the USA, is inherently unpredictable. Class actions that sweep together all persons who were prescribed the Group's products can inflate the potential liability by the force of numbers. Claims for pain and suffering and punitive damages are frequently asserted in product liability actions and, if allowed, can represent potentially open ended exposure and thus could materially and adversely affect the Group's financial results.

Anti-trust litigation

In the USA, it has become increasingly common for patent infringement actions to prompt claims that anti-trust laws have been violated during the initial prosecution of the patent or during litigation involving the defence of that patent. Such claims by direct and indirect purchasers and other payers are typically filed as class actions. The relief sought may include treble damages and restitution claims. Damages in adverse anti-trust verdicts are subject to automatic trebling in the USA. Similarly, anti-trust claims may be brought following settlement of patent litigation, alleging that such settlements are anti-competitive and in violation of anti-trust laws. A successful anti-trust claim against the Group could materially and adversely affect the Group's financial results.

Sales and marketing regulation

The Group operates globally in complex legal and regulatory environments that often vary among jurisdictions. The failure to comply with applicable laws, rules and regulations in these jurisdictions may result in civil and criminal legal proceedings. As those rules and regulations change or as governmental interpretation of those rules and regulations evolve, prior conduct may be called into question.

In the USA, for example, the Group is responding to federal and state governmental investigations into pricing, marketing and reimbursement of its prescription drug products. These investigations could result in related restitution or civil litigation on behalf of the federal or state governments, as well as related proceedings initiated against the Group by or on behalf of consumers and private payers. Such proceedings may result in trebling of damages awarded or fines in respect of each violation of law. Criminal proceedings may also be initiated against the Group. Any of these consequences could materially and adversely affect the Group's financial results.

Governmental, payer and regulatory controls

Pricing

Pharmaceutical products are subject to price controls or pressures and other restrictions in many markets, including Japan, Germany, Spain, France and Italy. Some governments intervene directly in setting prices.

In addition, in some markets major purchasers of pharmaceutical products (whether governmental agencies or private health care providers) have the economic power to exert substantial pressure on prices or the terms of access to formularies. The Group cannot accurately predict whether existing controls, pressures or restrictions will increase or whether new controls, pressures or restrictions will be introduced. Such measures may materially and adversely affect the Group's ability to introduce new products profitably and its financial results.

For example, in the USA, where the Group has its highest margins and the most sales for any country, there are no government price controls over private sector purchases, but federal law requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs to be eligible for reimbursement under several state and federal healthcare programmes, primarily Medicare and Medicaid. Pricing pressures are likely to increase as the US government's share of national health spending continues to increase. Additionally, due to passage of comprehensive health care reform in 2010, the US government's role in providing or subsidising health insurance is expected to significantly expand in 2014, which indicates the growing role and leverage the government will bring to bear on the Group's rebate liability with respect to US federal programs.

In recent years, a number of states have also proposed or implemented various schemes to control prices for their low-income and senior citizens' programmes, including increasing the rebate liability of pharmaceutical companies, importation from other countries and bulk purchases of drugs. Given the new state mandates contained in the US health care reform law, which will increase the number of Medicaid eligible participants, and the economic pressures on state government budgets, pricing pressures on the Group's products are likely to increase. Any of these trends may materially and adversely affect the Group's financial results.

Regulatory controls

The Group must comply with a broad range of regulatory controls on the testing, approval, manufacturing and marketing of many of its pharmaceutical, vaccine and consumer healthcare products, particularly in the USA and countries of the European Union, that affect not only the cost of product development but also the time required to reach the market and the uncertainty of successfully doing so. Health authorities have increased their focus on safety when assessing the risk/benefit balance of drugs in the context of not only initial product approval but also in the context of approval of additional indications and review of information regarding marketed products. Stricter regulatory controls also heighten the risk of changes in product profile or withdrawal by regulators on the basis of post-approval concerns over product safety, which could reduce revenues and result in product recalls and product liability lawsuits. There is also greater regulatory scrutiny, especially in the USA, on advertising and promotion and in particular on direct-to-consumer advertising.

In addition, in some cases, the Group may voluntarily cease marketing a product or face declining sales based on concerns about efficacy or safety (for example, the decline in sales of Avandia beginning in 2007 following publicity around questions regarding risks associated with the product), whether or not scientifically justified, even in the absence of regulatory action. The development of the post-approval adverse event profile for a product or the product class may materially and adversely affect the Group's financial results.

Risk of interruption of product supply

The manufacture of pharmaceutical products and their constituent materials requires compliance with good manufacturing practice regulations. The Group's manufacturing sites are subject to review and approval by the FDA and other regulatory agencies. Compliance failure by suppliers of key services and materials or the Group's own manufacturing facilities could lead to product recalls and seizures, interruption of production and delays in the approvals of new products pending resolution of manufacturing issues. Non-compliance can also result in fines and disgorgement of profits. Any interruption of supply or the incurring of fines or disgorgement could materially and adversely affect the Group's financial results.

Although the Group undertakes business continuity planning, single sourcing for certain components, bulk active materials and finished products creates a risk of failure of supply in the event of regulatory non-compliance or physical disruption at the manufacturing sites.

Unaffiliated third-party suppliers provide a number of goods and services to the Group's operations. Many of these services, for example, services provided by clinical research organisations to support development of key products, are very important to the operations of the Group's businesses. Materials provided by third-party suppliers are necessary for the commercial production of our products, including speciality chemicals, commodities and components necessary for the manufacture and packaging of many of the Group's Pharmaceutical and Consumer Healthcare products. While the Group does not believe that any of these third-party relationships are individually significant in the context of the overall Group, the failure of any third-party supplier to fulfil its contractual obligations in a timely manner may result in delays or service interruptions, which may materially and adversely affect the Group's financial results.

Taxation and Treasury

The Group's effective tax rate is driven by rates of tax in jurisdictions that are both higher and lower than that applied in the UK. In addition, many jurisdictions such as the UK, Belgium and the USA currently offer regimes that encourage innovation and new scientific endeavours by providing tax incentives, for example R&D tax credits. Furthermore, given the scale and international nature of the Group's business, intra-group transfer pricing is an inherent tax risk as it is for other international businesses. Changes in tax laws or in their application with respect to matters such as transfer pricing, foreign dividends, controlled companies, R&D tax credits or a restriction in tax relief allowed on the interest on intra-group debt, could increase the Group's effective tax rate and materially and adversely affect its financial results.

The tax charge included in the financial statements is the Group's best estimate of its tax liability but, until such time as audits by tax authorities are concluded, there is a degree of uncertainty regarding the final tax liability for the period. The Group's policy is to submit tax returns within the statutory time limits and engage tax authorities to ensure that the Group's tax affairs are as current as possible, and that any differences in the interpretation of tax legislation and regulation are resolved as quickly as possible. In exceptional cases where matters cannot be settled by agreement with tax authorities, GSK may have to resolve disputes through formal appeals or other proceedings. For example, the Canadian Tax Authorities are currently seeking leave to appeal a court decision in respect of transfer pricing.

The Group deals in high value transactions on a frequent basis which may result in an increased risk of financial loss due to the mismanagement of cash or entering into high risk positions on hedge transactions, any of which could materially and adversely affect the Group's financial results.

There are a number of further risks, which could affect the financial condition or results of the Group, as follows:

Anti-bribery and corruption

The Group's extensive and increasing international operations may give rise to possible claims of bribery and corruption. Failure to comply with applicable legislation such as the US Foreign Corrupt Practices Act and the recently enacted UK Bribery Act could expose the Group and senior officers to civil and criminal sanction, including fines, prosecution, potential debarment from public procurement and reputational damage, all of which could materially and adversely affect the Group's financial results.The compliance mechanisms and monitoring programmes that the Group has in place may not adequately prevent or detect possible violations under applicable anti-bribery and corruption legislation.

Risk from concentration of sales to wholesalers

In the USA, similar to other pharmaceutical companies, the Group sells its products through a small number of wholesalers in addition to hospitals, pharmacies, physicians and other groups. Sales to the three largest wholesalers amounted to approximately 85% of the Group's US pharmaceutical sales in 2010. At 31st December 2010, the Group had trade receivables due from these three wholesalers totalling £890 million (31st December 2009 - £867 million). The Group is exposed to a concentration of credit risk in respect of these wholesalers such that, if one or more are affected by financial difficulty, it could materially and adversely affect the Group's financial results.

Global political and economic conditions

Many of the world's largest economies, including the major markets in which the Group operates, and financial institutions have in the recent past faced extreme financial difficulty, including a decline in asset prices, liquidity problems and limited availability of credit. Although many of these economies have recovered in 2010, the economic recovery and its pace proved uneven.

Continued economic weakness may have a material adverse effect on the Group's sales, results of operations, financial condition and ability to raise capital. Some of the Group's businesses, including Pharmaceuticals and Consumer Healthcare, may be particularly sensitive to declines in consumer spending. In addition, further or renewed declines in asset prices may result in a lower return on the Group's financial investments and may cause the value of the Group's investments in its pension plans to decrease, requiring the Group to increase its funding of those pension plans.

The Group conducts a substantial portion of its operations outside the UK. Fluctuations in exchange rates between Sterling and other currencies, especially the US dollar, the Euro and the Japanese Yen, could materially and adversely affect the Group's financial results.

The Group has no control over changes in inflation and interest rates, foreign currency exchange rates and controls or other economic factors affecting its businesses or the possibility of political unrest, legal and regulatory changes or nationalisation in jurisdictions in which the Group operates.

The Group operates in a number of Middle Eastern and North African markets that subsequent to the year-end are experiencing political unrest. These events may lead to business disruption and liquidity problems that could adversely impact the Group's results.

Environmental liabilities

The environmental laws of various jurisdictions impose actual and potential obligations on the Group to remediate contaminated sites. The Group has also been identified as a potentially responsible party under the US Comprehensive Environmental Response Compensation and Liability Act at a number of sites for remediation costs relating to the Group's use or ownership of such sites. Failure to manage properly the environmental risks could result in additional remedial costs that may materially and adversely affect the Group's financial results.

Accounting standards

New or revised accounting standards, rules and interpretations issued from time to time by the International Accounting Standards Board could result in changes to the recognition of income and expense that may materially and adversely affect the Group's financial results.

International Financial Reporting Standards changes in the market valuation of certain financial instruments require gains and losses under such instruments to be reflected in the Group's reported results before those gains or losses are actually realised. This could have a significant impact on the income statement in any given period. Accounting for deferred taxation on inter-company inventory may give rise to volatility depending upon the Group entity that owns the inventory.

Regulators regularly review the financial statements of listed companies for compliance with accounting and regulatory requirements. The Group believes that it complies with the appropriate regulatory requirements concerning its financial statements and disclosures. However, other companies have experienced investigations into potential non-compliance with accounting and disclosure requirements that have resulted in restatements of previously reported results and sometimes significant penalties. Any such investigation and required restatement could materially and adversely affect the Group's financial results.

Protection of electronic information and assets

The Group relies on critical and sensitive data, such as personally identifiable information, trade secrets, intellectual property and corporate strategic plans. Security of this type of data is exposed to increasing external threats. The Group is also subject to various standards for the protection of personally identifiable information. Failure to implement appropriate safeguards to adequately protect against any unauthorised or unintentional access, acquisition, use, modification, loss or disclosure of this critical or sensitive data may adversely affect the Group's operations.

Alliances and acquisitions

As part of the Group's strategy to diversify into new product areas and markets, the Group has grown, and expects to continue to grow, in part through acquisitions and business alliances. There is intense competition for alliance and acquisition candidates in the pharmaceutical industry, and, as such, the Group may be unable to make these deals on acceptable terms or at all. In acquiring or forming alliances with companies, the Group may assume significant debt, become subject to unknown or contingent liabilities or fail to realise the benefits expected from these transactions. For example, most pharmaceutical companies, including those that the Group may consider acquiring, are involved in patent disputes, product liability litigation, government investigations and other legal proceedings whose outcome is subject to considerable uncertainty. The assumption of debt or unknown or contingent liabilities or the failure to realise the expected benefits may materially and adversely affect the Group's financial results.

The process of integrating companies the Group may acquire may result in disruption to the ongoing business as the effort of integrating organisations in different locations and with, among other things, differing systems and corporate cultures may divert attention and resources, result in the loss of key employees or have other adverse consequences, any of which may materially and adversely affect the Group's financial results.

Attraction and retention

The Group relies heavily on recruiting and retaining talented employees with a range of skills to meet its objectives. The Group faces intense competition for qualified individuals, as the supply of people with specific skills or in specific geographic regions may be limited, particularly given the Group's plans to expand its operations in Emerging Markets, Biologicals and Consumer Healthcare.

The inability to attract staff with specific technical and leadership skills, retain key employees or ensure effective succession planning for critical positions may materially and adversely affect the Group's financial results.

Implementing the Group's strategic priorities

The Group has established three strategic priorities: to grow a diversified business, deliver more products of value, and simplify its operating model. The Group may not be able to implement its strategic priorities fully and, even if the Group is able to implement its strategic priorities, the strategic priorities may not deliver the expected benefits.

For example, the strategic priority to grow a diversified business involves expanding the Group's business into Emerging Markets. The Group's pharmaceutical sales in Emerging Markets grew 22% in 2010 to nearly £3.6 billion, and represented 15% of the Group's 2010 pharmaceutical turnover. There is no guarantee that the Group's sales in Emerging Markets will continue to grow or that these markets will continue to experience relatively high growth rates. Some emerging markets may be especially vulnerable to the after-effects of the recent global financial crisis, or may have very limited resources to spend on healthcare. Competition in these markets for staff with the skills and training suitable for employment at an enterprise such as the Group's may be intense. In some emerging markets, the Group may be required to rely on third party agents, which may put the Group at risk of liability, and some emerging markets lack sufficient protection against crimes such as counterfeiting. A failure to continue to expand its business in emerging growth markets could materially and adversely affect the Group's financial results.

In addition, the Group is undertaking a restructuring programme that has an estimated cost of approximately £4.5 billion and is expected to deliver annual pre-tax savings of approximately £2.2 billion by the time it is substantially complete in 2012. The Group may not be able to execute fully this transformation of its business. Furthermore, changes in the Group's structure, operations, revenues, costs or efficiency resulting from these restructuring activities or other strategic initiatives could result in higher than expected costs or other difficulties. Failure to realise the expected cost savings by the end of the restructuring programme or to achieve and maintain a competitive cost base could materially and adversely affect the Group's financial results.

(ii) Directors' responsibility statement

Each of the current Directors, whose names and functions are listed below, confirms that, to the best of his or her knowledge:

1)   the Group financial statements, which have been prepared in accordance with IFRS as adopted by the EU and IFRS as issued by IASB, give a true and fair view of the assets, liabilities, financial position and profit of the Group; and

2)   the Business review section contained in the Annual Report includes a fair view of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces.

Name	Function
Sir Christopher Gent	Chairman
Mr Andrew Witty	Chief Executive Officer
Mr Julian Heslop Mr Simon Dingemans	Chief Financial Officer Chief Financial Officer Designate
Dr Moncef Slaoui	Executive Director and Chairman, Research & Development
Professor Sir Roy Anderson	Non-Executive Director
Dr Stephanie Burns	Non-Executive Director
Mr Larry Culp	Non-Executive Director
Sir Crispin Davis	Non-Executive Director
Sir Deryck Maughan Mr James Murdoch	Non-Executive Director Non-Executive Director
Dr Daniel Podolsky	Non-Executive Director
Mr Tom de Swaan	Non-Executive Director
Sir Robert Wilson	Senior Independent Non-Executive Director

APPENDIX B
Balance sheet
	31st December 2010 £m	31st December 2009 £m
ASSETS	----	----
Non-current assets
Property, plant and equipment	9,045	9,374
Goodwill	3,606	3,361
Other intangible assets	8,532	8,183
Investments in associates and joint ventures	1,081	895
Other investments	711	454
Deferred tax assets	2,566	2,374
Derivative financial instruments	97	68
Other non-current assets	556	583
	----	----
Total non-current assets	26,194	25,292
	----	----
Current assets
Inventories	3,837	4,064
Current tax recoverable	56	58
Trade and other receivables	5,793	6,492
Derivative financial instruments	93	129
Liquid investments	184	268
Cash and cash equivalents	6,057	6,545
Assets held for sale	16	14
	----	----
Total current assets	16,036	17,570
	----	----
TOTAL ASSETS	42,230	42,862
	----	----
LIABILITIES
Current liabilities
Short-term borrowings	(291)	(1,471)
Trade and other payables	(6,888)	(6,772)
Derivative financial instruments	(188)	(168)
Current tax payable	(1,047)	(1,451)
Short-term provisions	(4,380)	(2,256)
	----	----
Total current liabilities	(12,794)	(12,118)
	----	----
Non-current liabilities
Long-term borrowings	(14,809)	(14,786)
Deferred tax liabilities	(707)	(645)
Pensions and other post-employment benefits	(2,672)	(2,981)
Other provisions	(904)	(985)
Derivative financial instruments	(5)	-
Other non-current liabilities	(594)	(605)
	----	----
Total non-current liabilities	(19,691)	(20,002)
	----	----
TOTAL LIABILITIES	(32,485)	(32,120)
	----	----
NET ASSETS	9,745	10,742
	----	----

EQUITY
Share capital	1,418	1,416
Share premium account	1,428	1,368
Retained earnings	4,779	6,321
Other reserves	1,262	900
	----	----
Shareholders' equity	8,887	10,005

Non-controlling interests	858	737
	----	----
TOTAL EQUITY	9,745	10,742
	----	----

Cash flow statement

Year ended 31st December 2010
	2010 £m	2009 £m
	----	----
Profit after tax	1,853	5,669
Tax on profits	1,304	2,222
Share of after tax profits of associates and joint ventures	(81)	(64)
Profit on disposal of interest in associates	(8)	(115)
Net finance expense	715	713
Depreciation and other non-cash items	2,071	1,271
Decrease/(increase) in working capital	1,297	(106)
Increase/(decrease) in other net liabilities	1,480	(45)
	----	----
Cash generated from operations	8,631	9,545
Taxation paid	(1,834)	(1,704)
	----	----
Net cash inflow from operating activities	6,797	7,841
	----	----
Cash flow from investing activities
Purchase of property, plant and equipment	(1,014)	(1,418)
Proceeds from sale of property, plant and equipment	92	48
Purchase of intangible assets	(621)	(455)
Proceeds from sale of intangible assets	126	356
Purchase of equity investments	(279)	(154)
Proceeds from sale of equity investments	27	59
Purchase of businesses, net of cash acquired	(354)	(2,792)
Investment in associates and joint ventures	(61)	(29)
Proceeds from disposal of interest in associates	-	178
Decrease in liquid investments	91	87
Interest received	107	90
Dividends from associates and joint ventures	18	17
	----	----
Net cash outflow from investing activities	(1,868)	(4,013)
	----	----
Cash flow from financing activities
Proceeds from own shares for employee share options	17	13
Issue of share capital	62	43
Shares acquired by ESOP Trusts	(16)	(57)
Increase in long-term loans	-	1,358
Repayment of short-term loans	(1,296)	(748)
Increase in short-term loans	6	646
Net repayment of obligations under finance leases	(45)	(48)
Interest paid	(775)	(780)
Dividends paid to shareholders	(3,205)	(3,003)
Distributions to non-controlling interests	(118)	(89)
Other financing items	(201)	(109)
	----	----
Net cash outflow from financing activities	(5,571)	(2,774)
	----	----

(Decrease)/increase in cash and bank overdrafts in the year	(642)	1,054

Exchange adjustments	81	(158)
Cash and bank overdrafts at beginning of year	6,368	5,472
	----	----
Cash and bank overdrafts at end of year	5,807	6,368
	----	----

Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents	6,057	6,545
Overdrafts	(250)	(177)
	----	----
	5,807	6,368
	----	----

During the finalisation of the Annual Report, two reclassifications have been made to items in the consolidated Balance Sheet at 31st December 2010 and Cash Flow Statement for the year ended 31st December 2010. One of these reclassifications has the effect of increasing non-current assets at 31 December 2010 from the £26,016 million reported in the unaudited Preliminary Results to £26,194 million and increasing current liabilities at 31 December 2010 from the £12,616 million reported in the unaudited Preliminary Results to £12,794 million. The other reclassification has the effect of adjusting by £63 million two asset rows within non-current assets and two cash flow rows within net cash outflow from investing activities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 2 2011

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc